UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

INDEPENDENCE CONTRACT DRILLING, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 18, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO. 453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

17,592,253[1]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

17,592,253[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,592,253[1]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

* See Item 5.

1
Includes 15,563,610 shares of the Issuer’s Common Stock underlying the $78,907,500 principal amount of the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the "Notes") held by the Reporting Persons. The Notes are currently convertible into shares of Common Stock at the option of the Reporting Persons at a conversion price of $5.07 per share, which conversion price will be lowered to $4.51 per share if approved by the Issuer’s shareholders.

2
The percentage used herein and in the rest of this Schedule 13D is calculated based upon (i) 11,349,005 shares of the Issuer’s Common Stock outstanding as of March 4, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 15, 2022, (ii) an additional 2,268,000 shares of the Issuer’s Common Stock issued on March 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 21, 2022,  and (iii) assuming the issuance to the applicable Reporting Persons of the shares of the Issuer’s Common Stock upon conversion of the Notes. It also reflects the operation of a 19.9% Restricted Ownership Percentage (as defined in this Schedule 13D/A) with respect to the Reporting Persons.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Credit Opportunity Master Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,074,063[3]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,074,063[3]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,074,063[3]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

3	Includes 3,377,303 shares of the Issuer’s Common Stock underlying the $17,122,927.50 principal amount of the Notes held by the Reporting Person.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD PCOF Partners LXXIII, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

10,172,308[4]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

10,172,308[4]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,172,308[4]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

OO

*  See Item 5.

4	Includes 9,170,079 shares of the Issuer’s Common Stock underlying the $46,492,299 principal amount of the Notes held by the Reporting Person.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,345,882[5]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,345,882[5]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,882[5]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

OO

*  See Item 5.

5	Includes 3,016,228 shares of the Issuer’s Common Stock underlying the $15,292,273.50 principal amount of the Notes held by the Reporting Person.

Explanatory Note

This Amendment No. 5 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the Common Stock, par value $0.01 per share (the “Shares”) of Independence Contract Drilling, Inc., a Delaware corporation (the Issuer") filed October 3, 2018, as amended by Amendment No. 1 filed December 14, 2020, Amendment No. 2 filed January 4, 2021, Amendment No. 3 filed June 9, 2021, and Amendment No. 4 filed July 6, 2021, by MSD Partners, L.P. ("MSD Partners"), a Delaware limited partnership, and MSD Credit Opportunity Master Fund, L.P. ("Master Fund"), a Cayman Islands limited partnership (as amended, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.
Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended in its entirety as follows:

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Independence Contract Drilling, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 20475 State Highway 249, Suite 300, Houston, Texas 77070.

Item 2.  Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) The persons filing this Schedule 13D are MSD Partners, L.P. ("MSD Partners"), a Delaware limited partnership, (b) MSD Credit Opportunity Master Fund, L.P. ("Master Fund"), a Cayman Islands limited partnership, (c) MSD PCOF Partners LXXIII, LLC (“MSD PCOF Partners”), a Delaware limited liability company, and (d) MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC (“MSD Private Credit Opportunity Fund”), a Delaware limited liability company (collectively, the "Reporting Persons").

(b) The principal business address of each of MSD Partners, Master Fund, MSD PCOF Partners and MSD Private Credit Opportunity Fund is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. Master Fund, MSD PCOF Partners and MSD Private Credit Opportunity Fund are the record and direct beneficial owners of the Shares owned herein. MSD Partners is the investment manager of each of Master Fund, MSD PCOF Partners and MSD Private Credit Opportunity Fund. MSD Partners (GP), LLC ("MSD GP"), a Delaware limited liability company, is the general partner of MSD Partners. Each of John C. Phelan, Marc R. Lisker and Brendan Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP. The principal business of Master Fund, MSD PCOF Partners and MSD Private Credit Opportunity Fund, is purchasing, holding and selling securities for investment purposes. The principal business of MSD Partners is investment management. The principal business of MSD GP is serving as the general partner of MSD Partners.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 23, 2022, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MSD Partners, MSD PCOF Partners, MSD Private Credit Opportunity Fund and MSD GP are organized under the laws of the State of Delaware. Master Fund is organized under the laws of the Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On March 18, 2022, the Issuer entered into a comprehensive refinancing of its term loan indebtedness pursuant to the private placement of $157.5 million aggregate principal amount of Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”). In connection with the refinancing, Master Fund, MSD PCOF Partners and MSD Private Credit Opportunity Fund (collectively, the MSD Investors”) entered into a subscription agreement, dated March 18, 2022 (the “Subscription Agreement”), among the Issuer, the MSD Investors, and Glendon Capital Management L.P. (“Glendon”) pursuant to which the MSD Investors purchased an aggregate of $ 78,907,500 principal amount of Notes. Closing of the private placement of the Notes occurred on March 18, 2022. The Notes were purchased by the MSD Investors using working capital.

Terms of the Notes

Shareholder Approval

Under the Indenture, the Issuer is required to submit two matters for stockholder approval at its 2022 Annual Meeting of Stockholders: (i) an amendment to increase the number of shares of the Issuer’s common stock authorized under its certificate of incorporation to 250,000,000 shares and (ii) the issuances of the Issuer’s common stock pursuant to the terms of the Indenture, including based on a decrease of the noteholder’s optional conversion rate for the Notes from 197.23866 Shares per $1,000 principal amount of Notes (representing a conversion price of $5.07 per share) to 221.72949 Shares per $1,000 principal amount of Notes (representing a conversion price of $4.51 per share) (iii) the issuance by the Issuer of additional Notes, if and when issued by the Issuer, (iv) the conversion of all Notes (including PIK Notes) without any limitation of the Pre-Approval Conversion Ratio (as defined in the Indenture) and (v) the issuance of shares of common stock upon conversion of Notes in connection with a Qualified Merger Conversion (as defined in the Indenture) to the extent the number of shares issuable upon such conversion would exceed the number of shares of common stock issuable at the otherwise then-current Conversion Rate (with the requisite stockholder approval of such proposals referred to as the “Shareholder Approval”). Following Shareholder Approval, the Issuer will have the right, at its option, to PIK interest under the Notes for the entire term of the Notes, and the PIK interest rate will reduce from SOFR plus 14.0% to SOFR plus 9.5%.

Note Holders Optional Right to Convert All or Part of the Notes

Subject to limitations under the Indenture governing the Notes (the “Indenture”), the Reporting Persons may convert their Notes at any time following the issue date of the Notes until the close of business on the second trading day immediately before March 18, 2026.  The limitations on such conversions include that if the Issuer calls any Note for redemption in connection with a permitted redemptions up to $50 million of Notes during an 18-month period following the issue date of the Notes, then the holder of such Note may not convert such Note after the close of business on the business day on which the applicable redemption notice is sent in accordance with the Indenture (unless the Issuer fails to pay the redemption price due on the redemption date for such Note in full in accordance with the Indenture); for the avoidance of doubt, any Note not called for redemption may be converted during such period.

The initial conversion rate is 197.23866 shares of common stock per $1,000 principal amount of Notes (representing a conversion price of $5.07 per share).  Following the applicable shareholder approval described above, the conversion rate will be increased to 221.72949 shares of common stock per $1,000 principal amount of Notes (reflecting a decrease in the conversion price to $4.51 per share).

Limitation on Holders Right to Convert Notes if Conversion Would Result in Beneficial Ownership of More Than 9.9% or 19.9% of the Issuer’s Outstanding Common Stock Following Conversion

Under the Indenture, a holder is not entitled to receive Shares upon conversion of any Notes to the extent to which the aggregate number of Shares that may be acquired by such beneficial owner upon conversion of Notes, when added to the aggregate number of Shares deemed beneficially owned, directly or indirectly, by such beneficial owner and each person subject to aggregation of the Shares with such beneficial owner under Section 13 or Section 16 of the Exchange Act and the rules promulgated thereunder at such time (an “Aggregated Person”) (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on such beneficial owner’s or such person’s right to convert, exercise or purchase similar to this limitation), as determined pursuant to the rules and regulations promulgated under Section 13(d) of the Exchange Act, would exceed 9.9% (the “Restricted Ownership Percentage”) of the total issued and outstanding shares of Common Stock (the “Section 16 Conversion Blocker”); provided that any holder has the right to elect for the Restricted Ownership Percentage to be 19.9% with respect to such holder, (x) at any time, in which case, such election will become effective sixty-one (61) days following written notice thereof to the Issuer or (y) in the case of a holder acquiring Notes on the Issue Date, in the Subscription Agreement. The Reporting Persons have elected that the Restricted Ownership Percentage be set at 19.9% with respect to their Notes. In lieu of any Shares not delivered to the Reporting Persons by operation of the Restricted Ownership Percentage limitation, the Issuer will deliver to the Reporting Persons pre-funded warrants (“Pre-Funded Warrants”) in respect of any equal number of Shares. Such Pre-Funded Warrants will contain substantially similar Restricted Ownership Percentage terms.

Pre-Approval Conversion Ratio prior to Shareholder Approval

Under the Indenture, the conversion of the Notes prior to the shareholder approval described above is subject to a “Pre-Approval Conversion Ratio” of 75%. Any Pre-Funded Warrants issued in lieu of Shares in connection with a conversion of Notes prior to shareholder approval would also not be exercisable in accordance with the terms of the Pre-Funded Warrants prior to shareholder approval.

Issuer’s Right to Redeem Notes

During the first six months immediately following issuance of the Notes, the Issuer has the right to redeem up to $25 million principal amount of Notes at 105% plus accrued interest; and during the period between the first six months and 18 months from the Notes issue date, the Issuer has the right to redeem up to an additional $25 million of Notes at 104% plus accrued interest.  Redemptions are required to be made from proceeds from sales of the Issuer’s common stock at a price equal to at least the conversion price under the Notes.  The Issuer also may elect to convert all, but not less than all, of the Notes in connection with a “Qualified Merger,” as detailed in the Indenture.
Issuer’s Mandatory Obligation to Offer to Redeem Notes

The Issuer is required to offer to repurchase the amount of Notes as follows: $5,000,000 on each of June 30, September 30 and December 31, 2023; $3,500,000 on each of March 31, June 30, September 30 and December 31, 2024, and March 31, June 30, September 30 and December 31, 2025.  Such mandatory offer amounts, in chronological order, will be reduced (but not below $0) by any principal amount of Notes redeemed pursuant to the Issuer’s right to redeem the Notes (if any such redemptions are made).  The mandatory offer price for any Note to be repurchased upon a mandatory offer is an amount in cash equal to the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the mandatory offer Date for such mandatory offer, subject to certain record date adjustments

Structuring Fee Shares

Concurrent with the private placement of the Notes, the MSD Investors purchased an aggregate of 1,701,000 Shares (the “Structuring Fee Shares”) in a private placement pursuant to a Fee Letter, dated March 18, 2022 (the “Fee Letter”) by and among the MSD Investors and Glendon. The Structuring Fee Shares were allocated among the MSD Investors as follows: MSD PCOF Partners purchased 1,002,229 Structuring Fee Shares, MSD Private Credit Opportunity Fund purchased 329,654 Structuring Fee Shares, and Master Fund purchased 369,117 Structuring Fee Shares.

The MSD Investors and Glendon are not affiliates or acting as a “group” of beneficial owners in connection with the voting of Shares.

The Structuring Fee Shares were issued by the Issuer to the MSD Investors as a structuring fee in connection with the refinancing.

Item 4. Purpose of Transaction.

The material in Item 3 is incorporated by reference herein., and Item 4 is hereby supplemented as follows:

Voting and Support Agreement

Concurrently with the execution of the Subscription Agreement, each of the MSD Investors, MSD Partners, affiliates of Glendon, William Monroe and officers and directors of the Issuer (severally and not jointly) entered into a Voting and Support Agreement with the Issuer (the “Voting Agreement”). The Issuer’s stockholders who are subject to the Voting Agreement have, among other things, agreed with the Issuer (but not any of the other stockholders) to vote the shares of the Issuer’s common stock held by each such stockholder (1) in favor of an amendment of the Issuer’s certificate of incorporation to increase the number of authorized shares of the Issuer’s common stock from 50,000,000 shares to 250,000,000 shares (the “Charter Amendment Proposal”), (2) in favor of the issuance of the shares of the Issuer’s common stock pursuant to the Indenture, including shares issuable at the amended conversion rate, and upon conversion under PIK Notes or up to $7.5 million of Additional Notes, or at the Issuer’s option in connection with a Qualified Merger (the “Share Issuance Proposal”), and (3) in favor of an amendment to increase the authorized shares of the Issuer’s common stock under the Issuer’s long-term incentive plan by 4,300,000 shares (the “Incentive Plan Proposal”).  As of March 18, 2022, these stockholders owned an aggregate of approximately 36.5% of the outstanding Shares. The Reporting Persons and Glendon are not affiliates or acting as a “group” of beneficial owners.

The Issuer plans to submit each of the Charter Amendment Proposal, the Share Issuance Proposal and the Incentive Plan Proposal for approval at the Issuer’s 2022 Annual Meeting of Stockholders.

Investor’s Rights Agreement

Concurrently with the execution of the Subscription Agreement and the issuance of the Notes on March 18, 2022, MSD Partners entered into an Investor’s Rights Agreement with the Issuer, pursuant to which the Issuer has granted MSD Partners the right to designate one director as long as it and its affiliates continues to own at least $25 million principal amount of Notes (the “Sunset Date”). The Issuer also entered into an Investor’s Rights Agreement with Glendon that permitted them to designate one director on the same terms. In addition, as long as each of such parties continues to have the right to appoint such holder representatives, the two holder representatives will have the right to nominate one additional representative as a director, provided that the third representative must be an independent director unless one of the MSD Partners and Glendon Capital representatives is not independent for NYSE purposes. The proposed representatives are subject to review by the Issuer’s nominating and governance committee.  Following the Sunset Date for the applicable party, MSD Partners and/or Glendon, as applicable, will cause its designee to offer to tender his or her resignation, unless otherwise requested by the Issuer’s board of directors, and the third representative may be removed by the board of directors.

Pursuant to the Investor Rights Agreement, the MSD Investors designated Christopher Gleysteen, a Principal on MSD Partners’ Credit Team and employee of MSD Partners, to serve on the Issuer’s Board of Directors.

The foregoing summary descriptions of the Subscription Agreement, the Indenture, the Investor’s Rights Agreement, the Voting Agreement and the Fee Letter, and the transactions contemplated thereby, are subject to and qualified in their entirety by reference to the texts of the actual agreements, copies of which are attached as Exhibits 10.1, 10.2, 10.4, 10.6, and 10.7 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2022, respectively, the terms of which are incorporated herein by reference.

Registration Rights

Under the Indenture, the Issuer has agreed that within 30 business days following the issue date of the Notes, the Issuer will submit to or file with the SEC a registration statement for a shelf registration on Form S-1 or Form S-3 (if the Issuer is then eligible to use a Form S-3 shelf registration) (the “Registration Statement”), in each case, registering the resale of the shares of common stock issuable upon conversion of the Notes (including any shares of common stock issuable upon exercise of any Pre-Funded Warrants delivered upon conversion of any Note) which are eligible for registration. The Issuer has also agreed to use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than 180 days after the issue date. The registration rights also include customary rights regarding underwritten offerings and piggyback registration rights. The Issuer will be obligated to pay additional interest if it fails to comply with its obligations to register the resale of the shares of common stock within the specified time periods. Under the Fee Letter, the Issuer has agreed to reciprocal resale registration obligations with respect to the Issuer’s shares of common stock issued pursuant to the Fee Letter, including liquidated damages if the Issuer fails to comply with its obligations to register the resales of the shares of common stock within the specified time periods.

General

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase Shares or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Shares or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer's outstanding Shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

	A.	MSD Partners, L.P.

		(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 17,592,253 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]
		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 17,592,253

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 17,592,253

B.	MSD Credit Opportunity Master Fund, L.P.

	(a)	As of the date hereof, MSD Credit Opportunity Master Fund, L.P. beneficially owns, in aggregate, 4,074,063 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 4,074,063

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 4,074,063

C.	MSD PCOF Partners LXXIII, LLC

	(a)	As of the date hereof, MSD PCOF Partners LXXIII, LLC, LLC beneficially owns, in aggregate, 10,172,308 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 10,172,308

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 10,172,308

D.	MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC

	(a)	As of the date hereof, MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC beneficially owns, in aggregate, 3,345,882 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,345,882

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,345,882

E.	MSD Partners (GP), LLC

	(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 17,592,253 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 17,592,253

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 17,592,253

F.	Brendan Rodgers

	(a)	As of the date hereof, Brendan Rogers beneficially owns, in aggregate, 17,592,253 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 17,592,253

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 17,592,253

G.	Marc R. Lisker

	(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 17,592,253 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 17,592,253

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 17,592,253

H.	John C. Phelan

	(a)	As of the date hereof, John C. Phelan beneficially owns, in aggregate, 17,592,253 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 17,592,253

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 17,592,253

___________
6   Includes shares of the Issuer’s Common Stock underlying the Notes held by the Reporting Persons, as specified on the cover pages of this Schedule 13D/A. The percentage used herein and in the rest of this Schedule 13D is calculated based upon (i) 11,349,005 shares of the Issuer’s Common Stock outstanding as of March 4, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2022, (ii) an additional 2,268,000 shares of the Issuer’s Common Stock issued on March 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 21, 2022, and (iii) assuming the issuance to the applicable Reporting Persons of the shares of the Issuer’s Common Stock upon conversion of the Notes. It also reflects the operation of a 19.9% Restricted Ownership Percentage with respect to the Reporting Persons.

Item 5(c):

The material in Item 3 is incorporated by reference herein.

Item 5(d):

Not applicable.

Item 5(e):

Not Applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated March 23, 2022
99.2
Subscription Agreement, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LL, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.3
Indenture, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., U.S. Bank Trust Company, National Association, as trustee and collateral agent, and Sidewinder Drilling LLC, as guarantor (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.4
Investor’s Rights Agreement, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc. and MSD Partners, L.P. (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.5
Voting and Support Agreement, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., MSD Partners, L.P., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LL, MSD Credit Opportunity Master Fund, L.P., Glendon Capital Management L.P., Glendon Opportunities Fund II, L.P., William Monroe and the directors and officers of Independence Contract Drilling, Inc. named therein (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.6
Fee Letter, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., MSD Partners, L.P., and Glendon Capital Management L.P. (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Exhibit 99.1
JOINT FILING AGREEMENT
March 23, 2022

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 23, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager